UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*



                          Energy XXI (Bermuda) Limited
                          ----------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    G10082108
                                    ---------
                                 (CUSIP Number)


                                 April 28, 2008
                                 --------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                                  ------------------
CUSIP No. G10082108                       13G                 Page 2 of 10 Pages
----------------------------                                  ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             10,495,800
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            10,495,800
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,495,800
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.7%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

----------------------------                                  ------------------
CUSIP No. G10082108                       13G                 Page 3 of 10 Pages
----------------------------                                  ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Daniel S. Loeb
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             10,495,800
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            10,495,800
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,495,800
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.7%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

----------------------------                                  ------------------
CUSIP No. G10082108                       13G                 Page 4 of 10 Pages
----------------------------                                  ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point Offshore Fund, Ltd.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             6,543,900
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            6,543,900
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,543,900
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.5%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

Item 1(a):     Name of Issuer:
---------      --------------

         The name of the issuer is Energy XXI (Bermuda) Limited, a corporation formed under the laws of Bermuda (the "Company").

Item 1(b):     Address of Issuer's Principal Executive Offices:
---------      -----------------------------------------------

         The Company's principal executive offices are located at Canon's Court, 22 Victoria Street, P.O. Box HM, 1179, Hamilton HM EX, Bermuda.

Item 2(a):     Name of Person Filing:
---------      ---------------------

          This Schedule 13G is filed by:

          (i) Third Point LLC, a Delaware limited liability company (the "Management Company"), which serves as investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, collectively, the "Funds"), with respect to the shares of Common Stock (as defined in Item 2(d)) directly owned by the Funds and the shares of Common Stock acquirable upon the exercise of warrants directly owned by the Funds;

          (ii) Mr. Daniel S. Loeb ("Mr. Loeb"), who is the Chief Executive Officer of the Management Company and controls its business activities, with respect to the shares of Common Stock (including the shares of Common Stock acquirable upon the exercise of warrants) indirectly beneficially owned by Mr. Loeb by virtue of such position ; and

          (iii) Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund") which invests and trades in securities, with respect to the shares of Common Stock directly held by it and the shares of Common Stock acquirable upon the exercise of warrants held by it.

     The Management Company, Mr. Loeb and the Offshore Fund are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):     Address of Principal Business Office or, if None, Residence:
---------      -----------------------------------------------------------

     The address of the principal business office of the Management Company and Mr. Loeb is 390 Park Avenue, New York, New York 10022. The address of the principal business office of the Offshore Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands, British West Indies.

Item 2(c):     Citizenship:
---------      -----------

     The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Loeb is a United States citizen. The Offshore Fund is organized as a limited liability exempted company under the laws of the Cayman Islands.

Item 2(d):     Title of Class of Securities:
---------      ----------------------------

     Common Stock, par value $0.001 per share ("Common Stock").

Item 2(e):     CUSIP Number:
---------      ------------

     CUSIP number of the Common Stock is G10082108.

Item 3:        If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
------         -----------------------------------------------------------------
               or (c), check whether the person filing is a:
               ---------------------------------------------

               A.   [ ] Broker or dealer registered under Section 15 of the Act,
               B.   [ ] Bank as defined in Section 3(a)(6) of the Act,
               C.   [ ] Insurance Company as defined in Section 3(a)(19) of the
                        Act,
               D.   [ ] Investment Company registered under Section 8 of the
                        Investment Company Act of 1940,
               E.   [ ] 13d-1(b)(1)(ii)(E), F. [ ] Employee Benefit Plan or
                        Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
               G.   [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
               H.   [ ] Savings Association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act,
               I.   [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
               J.   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:        Ownership:
------         ---------

     The beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Schedule 13G, is as follows:

  A. Third Point LLC
     ---------------
     (a) Amount beneficially owned: 10,495,800
     (b) Percent of class: 11.7%. The total number of shares of Common Stock outstanding for purposes of calculating this percentage is the sum of (i) the 84,511,906 shares of Common Stock issued and outstanding as of April 30, 2008, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 (the "Reported Share Number"), and (ii) the 5,000,000 shares of Common Stock issuable upon the exercise of warrants held by the Funds.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 10,495,800
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 10,495,800

  B. Daniel S. Loeb
     --------------
     (a) Amount beneficially owned: 10,495,800
     (b) Percent of class: 11.7%. The total number of shares of Common Stock outstanding for purposes of calculating this percentage is the sum of (i) the Reported Share Number and (ii) the 5,000,000 shares of Common Stock issuable upon the exercise of warrants held by the Funds.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 10,495,800
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 10,495,800

  C. Third Point Offshore Fund Ltd.
     ------------------------------
     (a) Amount beneficially owned: 6,543,900
     (b) Percent of class: 7.5%. The total number of shares of Common Stock outstanding for purposes of calculating this percentage is the sum of (i) the Reported Share Number and (ii) the 3,128,100 shares of Common Stock issuable upon the exercise of warrants held by the Offshore Fund.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 6,543,900
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 6,543,900

Item 5:   Ownership of Five Percent or Less of a Class:
------    --------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:   Ownership of More than Five Percent on Behalf of Another Person:
------    ---------------------------------------------------------------

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:   Identification and Classification of the Subsidiary Which Acquired the
------    ----------------------------------------------------------------------
          Security Being Reported on by the Parent Holding Company:
          ---------------------------------------------------------

Not applicable.

Item 8:   Identification and Classification of Members of the Group:
------    ---------------------------------------------------------

Not applicable.

Item 9:   Notice of Dissolution of Group:
------    ------------------------------

Not applicable.

Item 10:  Certification:
-------   -------------

Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                         [Signatures on following page]

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 8, 2008



                               THIRD POINT LLC

                               By: Daniel S. Loeb, Chief Executive Officer


                               By:   /s/ Bruce Wilson
                                     -------------------------------------------
                                     Name:  Bruce Wilson
                                     Title: Attorney-in-Fact



                               THIRD POINT OFFSHORE FUND, LTD.

                               By: Daniel S. Loeb, Director


                               By:   /s/ Bruce Wilson
                                     -------------------------------------------
                                     Name:  Bruce Wilson
                                     Title: Attorney-in-Fact



                               DANIEL S. LOEB


                               By:   /s/ Bruce Wilson
                                     -------------------------------------------
                                     Name:  Bruce Wilson
                                     Title: Attorney-in-Fact



           [SIGNATURE PAGE TO SCHEDULE 13G WITH RESPECT TO ENERGY XXI
                               (BERMUDA) LIMITED]

                                  EXHIBIT INDEX
                                  -------------


Exhibit 99.1: Joint Filing Agreement, dated May 8, 2008, by and between the Reporting Persons.

Exhibit 99.2: Power of Attorney granted by Mr. Daniel S. Loeb in favor of Zachary Snow, Keith Waller and Bruce Wilson, dated February 11, 2008.